B3

L 11-6

SECURITI 03052046 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 37986

SEC MAIL PROCESSING RECEIVED NOV 0 4 2003 WASH. D.C. 187 SECT

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/02 (MM/DD/YY) AND ENDING 09/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES INDUSTRY MANAGEMENT CORP.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

42 WINDING LANE
(No. and Street)

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN L. LUBIN (203) 869-5754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

A.L. WELLEN & CO., LLP CERTIFIED PUBLIC ACCOUNTANTS
(Name – *if individual, state last, first, middle name*)

880 BERGEN AVE. SUITE # 801 JERSEY CITY, NJ 07306
(Address) (City) (State) (Zip Code)

PROCESSED
JAN 07 2004
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UM

I, BENJAMIN L. LUBIN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SECURITIES INDUSTRY MANAGEMENT CORP., as of SEPTEMBER 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me

this 20TH day of OCT 2003

BENJAMIN LUBIN

Signature

PRESIDENT

Title

FRANK O'MEARA
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2006
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES INDUSRTY MANAGEMENT CORPRORATION

42 WINDING LANE

GREENWICH, CT 06830

SEPTEMBER 30, 2003

A. L. WELLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS

SECURITIES INDUSTRY MANAGEMENT CORP.

FOR THE YEAR ENDED SEPTEMBER 30, 2003

CONTENTS

A. L. Wellen & Co. LLP
Certified Public Accountant
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

Independent Auditor's Report

Board of Directors
Securities Industry Management Corp.

We have audited the accompanying statement of financial condition of Securities Industry Management Corp. as of September 30, 2003, and the related statements of income, statement of cash flows, changes in stockholders' equity, and changes in liabilities subordinated to claims of general creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Industry Management Corp. as of September 30, 2003, and the results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

AL Wellen & Co LLP

A.L. Wellen & Co. LLP

Jersey City, New Jersey
October 16, 2003

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF FINANCIAL CONDITION

AS OF SEPTEMBER 30, 2003

ASSETS

CURRENT ASSETS		
Cash in bank		$ 117,952
Due from brokers		637,535
Accounts Receivable		24,120
Miscellaneous Receivables		5,855
Officer's Advances		80,000
SECURITIES OWNED		
Securities (at market value)		1,034,940
TOTAL ASSETS		$1,900,402

LIABILITIES & SHAREHOLDER'S EQUITY

LIABILITIES		
Customer Deposits		$ 1,074
Income taxes payable		7,694
TOTAL LIABILITIES		$ 8,768
SHAREHOLDER EQUITY		
Common stock $ 100 per value, 2,000		
Share authorized, issued and outstanding	$ 200,000	
Retained Earnings	1,691,634	
TOTAL SHAREHOLDER'S EQUITY		1,891,634
TOTOL LIABILITIES & SHAREHOLDER'S EQUITY		$1,900,402

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.

STATEMENT OF INCOME & EXPENSES
FOR THE PERIOD OCTOBER 1, 2002 TO SEPTEMBER 30, 2003

INCOME			
Consulting fees		$ 134,260	
Commissions		39,840	
Dividends & Interests		27,902	
Risk Trading (Loss) Realized	$ (18,867)		
Unrealized Risk Trading (Loss)	(1,610)	(20,477)	
TOTAL INCOME			$ 181,525
EXPENSES			
General Office Expenses		$ 14,914	
Rent & Occupancy		15,900	
Insurance		3,942	
Travel & Entertainment		14,446	
Telephone		2,009	
Postage & Supplies		2,381	
Employment Benefits & Payroll Taxes		12,277	
Professional Fees		9,044	
Business Services		5,875	
Officer's Compensation		20,000	
Clearance Costs		12,715	
Auto Expenses		6,767	
TOTAL EXPENSES			120,270
NET PROFIT BEFORE TAXES			$ 61,255
Federal Tax Expense		$ 7,916	
State Corporate Tax Expense		7,257	15,173
NET INCOME			$ 46,082

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1, 2002 TO SEPTEMBER 30, 2003

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income		$ 46,082
Adjustments to reconcile net income to net cash Provided by operating activities:		
Increase in Accounts Receivable	$ (8,206)	
Increase in Miscellaneous Receivables	(602)	
Increase in Due from Broker	(65,429)	
Decrease in Securities Owned-At Market	76,210	
Decrease in Customer Deposits	(1,306)	
Increase in Income taxes payable	7,694	
Total Adjustments		8,361
Net Cash Provided by Operating Activities		$ 54,443
CASH FLOWS FROM INVESTING ACTIVITIES		
Decrease Investment in non-public company	$ 9,350	
Net Cash Provided by Investing Activities		9,350
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid	$ (45,000)	
Net cash provided by operating activities		(45,000)
		$ 18,793
Cash and cash equivalents October 1, 2002		99,159
Cash and cash equivalents September 30, 2003		$ 117,952

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE PERIOD OCTOBER 1, 2002 TO SEPTEMBER 30, 2003

	COMMON STOCK	RETAINED EARNING	TOTAL
Balance October 1, 2001	$ 200,000	$ 1,690,552	$ 1,890,552
INCREASES			
Net Income	-0-	46,082	46,082
	$ 200,000	$ 1,736,634	$ 1,936,634
Less Dividend Paid	-0-	45,000	45,000
BALANCE SEPTEMBER 30, 2002	$ 200,000	$ 1,691,634	$ 1,891,634

STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE PERIOD ENDED SEPTEMBER 30, 2003

Total October 1, 2002	none
Changes for period	none
TOTAL SUBORDINATED LIABILITES – SEPTEMBER 30, 2003	none

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FINANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
NOTES
SEPTEMBER 30, 2003

GENERAL INFORMATION

The firm is authorized to operate as a broker / dealer in securities under the Securities & Exchange Act of 1934 and is a member of the National Association of Securities Dealers and the Securities Investor Protection Corporation.

Securities transactions are recorded on a settlement date basis, generally the third business day following the transaction date. The Financial Statements are presented on a settlement date basis which does not differ materially from trade date basis.

The firm clears its customers' transaction through another brokerage firm on a fully disclosed basis. The firm promptly transmits all customer funds and securities to the clearing broker. The firm files reports pursuant to the Securities and Exchange Commission Rule17a-5(b).

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements have been prepared in accordance with generally accepted accounting principles. Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

USES OF ESTIMATES:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the report amounts of assts and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - TAXES ON INCOME

For income tax purposes, the corporation files returns on a calendar year basis. The Company has adopted the liability method of accounting for tax assets and liabilities.

NOTE 3 - LEASE COMMITMENTS

Lease commitments – The firm rents office space and equipment on a month to month basis with no lease at $ 950 per month.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1, which requires the maintenance of minimum net capital. As of September 30, 2003, the company had net capital of $ 1,674,141 which is $ 1,424,141 in excess of its minimum net capital requirement of $ 250,000. A copy of the firm's financial statements as of September 30, 2003 is available for inspection at the firm's office or at the regional office of the Securities Exchange Commission.

NOTE 5 - DIFFERENCES IN NET CAPITAL COMPUTATION

There were no material differences in the computation of net capital between the audited report and the submitted focus report as of September 30, 2003. (See attached)

NOTE 6 - INTERNAL CONTROL

There were no material inadequacies in the accounting system, internal accounting control, procedures for safeguarding securities or the procedures followed in complying with Rule 17a-15 of the Securities and Exchange Commission.

NOTE 7 - RETIREMENT PLAN

The company terminated their retirement plan December 2000.

NOTE 8 - SUPPLEMENTAL DISCLOSURE OF CASH FLOWS INFORMATION

Cash and cash equivalent is cash in a checking account. The company paid $ 7,479. for corporate income taxes during the year ended September 30, 2003.

SCHEDULE 1

SECURITIES INDUSTRY MANAGEMENT CORP.

COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c 3-1 (e)

AS OF SEPTEMBER 30, 2003

SHAREHOLDER'S EQUITY – Per Audited Statement				$ 1,891,634
Less: Non Allowable assets:				
Accounts Receivable			$24,120	
Officer's Advances			80,000	104,120
TENTATIVE NET CAPITAL				$ 1,787,514
Securities Haircuts:				
Money Market Funds	2%	($1,107,535)	$22,151	
Listed Securities–Common	15%	($ 406,890)	61,034	
Listed Securities-Preferred	10%	($ 158,050)	15,805	
Undue Concentration			14,383	113,373
NET CAPITAL				$ 1,674,141
Minimum Capital Requirement				250,000
Excess Net Capital				$ 1,424,141
Excess Net Capital over $300,000 or 5% of Combined Aggregate Debt				$ 1,374,141

THE ACCOMPANYING NOTES ARE AN
INTEGRAL PART OF THESE FIFNANCIAL STATEMENTS

SECURITIES INDUSTRY MANAGEMENT CORP.
RECONCILIATION OF FOCUS REPORT WITH THE
FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

Net Capital – per computation of Net Capital September 30, 2003 on the audited report.	$ 1,674,141
Add: Federal Income tax payable	7,694
Increase in Securities Haircuts	1,383
NET CAPITAL PER FOCUS REPORT SEPTEMBER 30, 2003	$ 1,683,218

I, the President of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT 06830, hereby attest that the Financial Statements and Operational Reports as at September 30, 2003 submitted by our auditors, A. L. Wellen & Co. LLP 880 Bergen Avenue, Jersey City, NJ 07306 have been or will be made available to all members of our organization.

BENJAMIN L. LUBIN

ATTESTED BY:

A L Wellen & Co LLP CPA'S

A. L. WELLEN & CO., LLP CPA'S

STATE OF CONNECTICUT]
TOWN OF GREENWICH] SS:
COUNTY OF FAIRFIELD]

Benjamin L. Lubin, being duly sworn according to law, deposes and says: I am the president of Securities Industry Management Corporation, 42 Winding Lane, Greenwich, CT. 06830.

The report submitted by our accountants, A.L. Wellen & Co., LLP Certified Public Accountants, as at September 30, 2003 showing Statement of Financial Condition, Statement of Income Expenses, Statement of Cash Flows, Changes in Shareholders Equity, and all other supporting schedules, is true and correct to the best of my knowledge and belief.

I also affirm that I, or any Officer or Director, do not have any Propriety Interest in any Accounts classified as that of a customer.

BENJAMIN LUBIN

Subscribed and sworn to before me

this 20TH day of OCT 2003

FRANK O'MEARA
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2008

A. L. Wellen & Co. LLP
Certified Public Accountants
880 Bergen Avenue Suite # 801
Jersey City, NJ 07306-4310

Phone: (201) 653-2181
Fax: (201) 653-7266

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

Securities Industry Management Corporation
42 Winding Lane
Greenwich, CT 06830

In planning and performing our audit of the financial statements of Securities Industry Management Corporation, for the year ended September 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Securities Industry Management Corporation, that we considered relevant to the objectives stated in rule 17a 5 (g) (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (II) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company (1) in making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13 or (II) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Securities Industry Management Corporation.

Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness or their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weakness a defined above, except for:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

The foregoing condition was considered in determining the nature timing and extent of the procedures to be performed in our audit of the financial statements of Securities Industry Management Corporation for the year ended September 30, 2003 and this report does not affect our report thereon dated October 16, 2003.

Securities Industry Management

We have advised you of the limitations of our audit regarding the detection of fraud that is immaterial to the financial statements (including immaterial misappropriation of cash or other assets). We have offered to perform other agreed-upon procedures specifically designed to detect such immaterial fraud for an additional fee. Although you understand the limitation of our audit, you did not wish to engage us to perform any such additional procedures at this time.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2003, to meet Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

A.L. Wellen & Co. LLP
Jersey City, New Jersey

October 16, 2003